                                                                     EXHIBIT 9.1

          This VOTING AGREEMENT (this "Agreement") is made as of September __, 1999, by and among Thomas J. Blakeley ("Blakeley"), Eric A. McAfee ("McAfee"), Clyde Berg ("Berg") and @Onex LLC, a Delaware limited liability company ("@Onex").

          Blakeley owns 2,000,000 shares of common stock, par value $.001 per share ("Common Shares"), of eCommercial.com, Inc., a Nevada corporation (the "Company"), McAfee owns 2,036,000 Common Shares and Berg owns 883,333 Common Shares.

          In order to induce @Onex to subscribe for 250,000 shares of Series B Preferred Stock, par value $.001 per share, of the Company ("Preferred Shares"), each of Blakeley, McAfee and Berg (collectively, the "Existing Shareholders") agrees that, for so long as @Onex or its affiliates own at least 100,000 Common Shares and/or Preferred Shares, the Existing Shareholders will take all necessary action to cause two designees of @Onex (the "@Onex Designees") to be elected to serve on the Board of Directors of the Company (the "Board"). In furtherance of the foregoing, the Existing Shareholders agree, among other things, in any election of the Board, to vote their Common Shares and any other voting securities of the Company owned by them in a manner which, when taken together with the vote of the Preferred Shares and any other voting securities of the Company owned by @Onex, would ensure the election of the @Onex Designees to the Board ; provided, however, that the Existing Shareholders shall not be
               --------  -------
obligated to vote Common Shares or other securities in a manner which would jeopardize the election of Blakeley and/or McAfee to the Board. In the event that the Existing Shareholders have an insufficient number of votes (when taken together with the votes of @Onex and its affiliates) to ensure the election of Blakeley, McAfee and two @Onex Designees to the Board, the Existing Shareholders shall collectively cast the minimum number of votes necessary to elect Blakeley and McAfee to the Board, and shall cast the remainder of their votes in favor of one or both @Onex Designees, as directed by @Onex.

          This Agreement shall terminate on the earlier of (I) the date on which @Onex and its affiliates no longer collectively own at least 100,000 Common Shares and/or Preferred Shares and (ii) the fifteenth anniversary of the date hereof.

          This Agreement shall be governed by and construed and enforced in accordance with the laws of the state of Nevada, without giving effect to the conflict of laws principles thereof; provided, that in the event the Company
                                     --------
reincorporates as a Delaware corporation or enters into any transaction or series of transactions with a similar effect, this Agreement shall be governed by and construed and enforced in accordance with the laws of the state of Delaware, without giving effect to the conflict of laws principles thereof.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be duly executed on its behalf as of the date first above written.

                              @ONEX LLC

                              By:
                                 ------------------------------------------
                                      Name:
                                      Title:


                              ---------------------------------------------
                              THOMAS J. BLAKELEY


                              ---------------------------------------------
                              ERIC A. McAFEE


                              ---------------------------------------------
                              CLYDE BERG

                                       2